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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PG 2-28-02

For the month February, 2002

SEC MAIL PROCESSING RECEIVED MAR 19 2002 WASH, D.C. 354

Mentergy Ltd.
(Translation of Registrant's name into English)

4 Hachilazon Street
Ramat-Gan, Israel
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 or Form 40-F.
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.)

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 of Mentergy Ltd. (Formerly Gilat Communications Ltd.) (Registration No. 333-11684 and 333-13132).

PROCESSED
APR 01 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MENTERGY LTD.

By: Eytan Mucznik
Title: CFO

Date: March 18, 2002

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated Feb. 14, 2002, reports the signing of a non-binding term sheet for the sale of Mentergy's Satellite Service Division, to Lito Ofsset "Ziv" Ltd., an Israeli company traded on the Tel-Aviv Stock Exchange (TLSE) in Israel ("Ziv"). In exchange Ziv will issue new shares to Mentergy such that following completion of the transaction Mentergy is expected to hold 70% of the outstanding ordinary shares of Ziv (on a fully diluted basis).

2. Press Release of Mentergy Ltd., dated Feb. 25, 2002, reports the appointment of Mr. Yona Shoham as Chairman of the Board.

3. Exhibit B – regarding the outstanding shares of Mentergy Ltd.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

Mentergy

Mentergy Ltd.
Hachilazon 4 st.
Ramat-Gan 52522, Israel
Tel: 972-3-7535800
Fax: 972-3-7523906

Exhibit B

Effective December 24, 2001, Mentergy Ltd. ("Mentergy") effected a one-for-four reverse stock split of its ordinary shares. On December 31, 2001, Mentergy consummated the closing of a refinancing agreement with its principal creditors and received an additional equity investment by certain of its major shareholders. As a result of the reverse stock split and the refinancing agreement, as of February 28, 2002, Mentergy Ltd. 6,492,233 ordinary shares issued and outstanding, excluding warrants to purchase 2,154,179 ordinary shares at no exercise price that are currently exercisable.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
770-612-9129
ronz@mentergy.com

Mentergy Ltd. Taking Steps In Order To Separate Its Satellite-Based Communications Services Activity From Its Learning Business

February 14, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the leading global provider of blended e-Learning solutions, today announced the signing of a non-binding term sheet for the sale of its Satellite Service Division, comprising of two wholly owned subsidiaries: Gilat Satcom Ltd., and Israsat International Communications Ltd., to Lito Ofsset "Ziv" Ltd., an Israeli company traded on the Tel-Aviv Stock Exchange (TLSE) in Israel ("Ziv"). In exchange for Mentergy's holdings in the two companies, Ziv will issue new shares to Mentergy such that following completion of the transaction Mentergy is expected to hold hold 70% of the outstanding ordinary shares of Ziv (on a fully diluted basis).

The consummation of the transaction is contingent, among other things, upon the completion of a due diligence process by both parties, the entering by the parties to a binding agreement, the approval of the transaction by certain banking institutions and other regulatory authorities in Israel, and the successful re-listing of Ziv's shares on the Tel-Aviv Stock Exchange

This step reflects Mentergy's wish to create an added value to its shareholders by separating the satellite communications services division and implementing our strategic decision to create a world-wide company that specializes and focuses in advanced corporate training and Learning services from end to end", says Eran Lasser, Co-CEO of Mentergy. "We also believe turning Gilat Satcom and Israsat into public companies traded in Israel, may help strengthening their position as leader providers of communication services in Israel and abroad."

Eytan Mucznik, Mentergy's CFO, added that "this step is a first milestone in increasing the value of Mentergy Group, which will continue through its strategic

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

plan to focus on corporate training and Learning services, while giving Gilat Satcom and Israsat added tools to examine future strategic opportunities."

About Gilat Satcom Ltd.

Gilat Satcom was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Lottery, universities, financial institutes and the Israeli Defense Forces. Gilat Satcom also operates international communication services for information carriers, financial institutes and more.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education), and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate'' ``project'' ``intend'' ``expect'' ``believe'' and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Announce Appointment of a New Chairman of its Board of Directors

February 14, 2002, Ramat Gan, Israel. Mentergy™ Ltd. (Nasdaq: MNTE/MNTED), the leading global provider of blended e-Learning solutions, today announced the appointment of Mr. Yona Shoham as Chairman of the Board.

Mr. Shoham was appointed on January 3, 2002, as a member of the Board. Mr. Shoham has a vast experience in the e-Learning and training field. During 1989-2001 Mr. Shoham served as CEO and major shareholder of the Onyx Group, a group of software companies active in both the Israeli and international markets. Between 1987 and 1989 Mr. Shoham served as Regional Manager of Control Data Europe, and between 1984 and 1987 as the CEO of Control Data Israel.

"Yona Shoham has extensive experience in the e-Learning field and we believe that his appointment as the Chairman of the Board will contribute to the company, as we maintain and strengthen our position in the US and European markets" said Eran Lasser, Co-CEO of Mentergy.

Additionally, the company announced the resignation of Mr. Meir Srebernik from the Board, following his recent appointment as CEO of Dankner Investments Ltd., a leading investment company in Israel. Mr. Srebernik has concluded that his additional responsibilities make it difficult for him to devote the necessary time to serve as a member of the Board.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education), and a global sales and marketing operation that includes Mentergy Europe. http://www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate'' ``project'' ``intend'' ``expect'' ``believe'' and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.